SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON acquires OLED encapsulation company PlasmaSi / Group targets commercialization of novel thin-film encapsulation technology to enable cost-efficient manufacturing of OLEDs

AIXTRON acquires OLED encapsulation company PlasmaSi

Group targets commercialization of novel thin-film encapsulation technology to enable cost-efficient manufacturing of OLEDs

Herzogenrath/Germany, April 8, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced that it has acquired privately held Silicon Valley-based PlasmaSi, Inc. effective April 1, 2015. The purchase price may reach up to $16 million and will be paid in cash.

PlasmaSi enables the encapsulation of organic thin-films by depositing ultra-thin and flexible barrier films through its proprietary technology which are particularly well-suited for next-generation OLED* (Organic Light Emitting Diode) display products including mobile phones, hand-held devices, tablets, wearables and large screen HDTV. While initially designed and targeted for those applications, PlasmaSi's technology can also be used to manufacture large area OLED lighting products as well as to address future opportunities in encapsulation markets. AIXTRON will integrate PlasmaSi's thin-film encapsulation process into its existing OLED cluster for customer demonstration purposes.

"While increasingly expanding our business focus towards OLED in the coming years, we were looking to broaden our technology portfolio as well as to strengthen our customer access by adding PlasmaSi to our product portfolio", comments Martin Goetzeler, President and CEO of AIXTRON SE. "Thin-film encapsulation is an essential process step for OLED high volume manufacturing, specifically for flexible devices. In combining our OVPD technology with PlasmaSi's innovative approach, we will be able to add significant value in the production of flexible OLED applications."

Adam Kablanian, CEO and Chairman of the Board of PlasmaSi, explained: "We are delighted that we have found a strong partner in AIXTRON, a company that has an impressive track record in the successful commercialization of deposition technologies in the semiconductor equipment industry. Therefore, joining forces with AIXTRON is the best option for us and we are now looking forward to take our technology to the next level together. Thereby, we will strongly benefit from AIXTRON's R&D and production capabilities as well as from its worldwide sales, service and support network."

* Organic Light Emitting Diode (OLED): A light-emitting diode (LED) in which the emissive electroluminescent layer is a film of organic compound which emits light in response to an electric current.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

About AIXTRON
AIXTRON SE is a leading provider of deposition equipment to the semiconductor industry. The Company was founded in 1983 and is headquartered in Herzogenrath (near Aachen), Germany, with subsidiaries and sales offices in Asia, United States and in Europe. AIXTRON's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in a broad range of innovative applications, technologies and industries. These include LED applications, display technologies, data storage, data transmission, energy management and conversion, communication, signaling and lighting as well as a range of other leading-edge technologies.

Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R)

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit our website at: www.aixtron.com.

About PlasmaSi
PlasmaSi, Inc. provides silicon nitride deposition systems. It offers OptaCap(TM), a plasma enhanced chemical vapor depositions system that produces ultra-thin and flexible barrier films through deposition process. The company provides deposition systems for display and lighting products. PlasmaSi, Inc. was founded in 2009 and is based in Fremont, California, USA.

Forward-Looking Statements
This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 8, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO